

January 27, 2011

Arunkumar Rajapandy
Chief Executive Officer
Digital Yearbook, Inc.
3039 E Grant Rd, #453
Tucson, AZ 85712

> **Re:** **Digital Yearbook, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2010**
> **File No. 000-52917**

Dear Mr. Rajapandy:

We have completed our review of the above referenced filing and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief